Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.
Commission File No. 001- 37394

Excerpts of Fidelity National Financial, Inc. (“FNF”) at the Barclays Americas Select Franchise Conference 2017, May 16, 2017

Question:

As you indicated earlier, and you guys have been pretty consistent, the Black Knight spin is on track for 3Q. Any color you can provide on when we should expect that? More to the front of the quarter or the backend?

Answer: Anthony J. Park, Chief Financial Officer, FNF

I think you saw our news release last week that we did get the private letter ruling, so that's all in order. At this point, it's really just an SEC process. We need to file with the SEC. That will happen imminently. You go through a round of comments, they typically take 30 days to review initially. They'll have comments, we'll respond as quickly as we can. There is likely going to be a second round of fewer comments. We'll address those. And then we have a waiting period from the effective date to the time we can hold a shareholder vote. So my guess right now is probably mid-August would be kind of the likely or best case scenario.
Forward- Looking Statements
This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Black Knight Financial Services, Inc. (“Black Knight” or the “Company”) management's beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Black Knight undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: Black Knight’s ability to successfully achieve the conditions to and consummate the tax-free spin-off of Black Knight from FNF; security breaches against the Company’s information systems; the Company’s ability to maintain and grow our relationships with our customers; changes to the laws, rules and regulations that impact Black Knight’s and its customers’ businesses; the Company’s ability to adapt our services to changes in technology or the marketplace; the impact of any potential defects, development delays, installation difficulties or system failures on our business and reputation; changes in general economic, business, regulatory and political conditions, particularly as they affect the mortgage industry; risks associated with the availability of data; the effects of the Company’s substantial leverage on our ability to make acquisitions and invest in its business; risks associated with the Company’s structure and status as a “controlled company;” the Company’s ability to successfully integrate strategic acquisitions; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, New BKH Corp., a newly formed indirect subsidiary of FNF and Black Knight Holdco Corp., a newly formed entity that will be the public holding company of Black Knight (“New Black Knight”) will file with the SEC registration statements. New Black Knight's registration statement will also include a proxy statement, which will be sent to the Black Knight shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC's website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-5100.

Participants in a Solicitation

The directors and executive officers of Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Free copies of this document may be obtained as described in the preceding paragraph.